                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D/A


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)*

                      American Medical Holdings, Inc.

                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                  027428101
                                (CUSIP Number)

                             William P. Bowden, Jr.
                              CS First Boston, Inc.
                               Park Avenue Plaza
                              55 East 52nd Street
                              New York, NY  10055
                                (212) 909-2000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               October 10, 1994

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SEC 1746(12-91)

                                SCHEDULE 13D
- -------------------
CUSIP No. 027428101
- -------------------

- ----------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CS First Boston Corporation       IRS ID #13-5659485
- ----------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a) [x]
                                                (b) [ ]
- ----------------------------------------------------------------
3.  SEC USE ONLY

- ----------------------------------------------------------------
4.  SOURCE OF FUNDS*

    N/A
- ----------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]

- ----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Massachusetts
- ----------------------------------------------------------------
 NUMBER OF      7.  SOLE VOTING POWER
   SHARES           NONE
BENEFICIALLY    ------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
    EACH            345 shares
 REPORTING      ------------------------------------------------
   PERSON       9.  SOLE DISPOSITIVE POWER
                    NONE
                ------------------------------------------------
                10. SHARED DISPOSITIVE POWER
                    345 shares
                ------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,305,795 shares
- ----------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          [ ]
- ----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15%
- ----------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    BD, CO
- ----------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

- -------------------
CUSIP No. 027428101
- -------------------

- ------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CS First Boston Merchant Bank, Inc.        IRS ID #13-3569251
- ------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [x]
                                                         (b) [ ]
- ------------------------------------------------------------------
3.  SEC USE ONLY

- ------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    Not applicable
- ------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
- ------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- -------------------------------------------------------------------
 NUMBER OF      7.  SOLE VOTING POWER
   SHARES           NONE
BENEFICIALLY    ---------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
    EACH            NONE
 REPORTING      ---------------------------------------------------
   PERSON       9.  SOLE DISPOSITIVE POWER
                    NONE
                ---------------------------------------------------
                10. SHARED DISPOSITIVE POWER
                    11,305,450 shares
                ---------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,305,795 shares
- -------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          [ ]
- -------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15%
- -------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    HC
- -------------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
- -------------------
CUSIP No. 027428101
- -------------------

- ----------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MB L.P. I                           IRS ID #98-0114508
- ----------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a) [x]
                                                (b) [ ]
- ----------------------------------------------------------------
3.  SEC USE ONLY

- ----------------------------------------------------------------
4.  SOURCE OF FUNDS*

    N/A
- ----------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]

- ----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- ----------------------------------------------------------------
 NUMBER OF      7.  SOLE VOTING POWER
   SHARES           NONE
BENEFICIALLY    ------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
    EACH            10,595,282 shares
 REPORTING      ------------------------------------------------
   PERSON       9.  SOLE DISPOSITIVE POWER
                    NONE
                ------------------------------------------------
                10. SHARED DISPOSITIVE POWER
                    10,595,282 shares
                ------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,305,795 shares
- ----------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          [ ]
- ----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15%
- ----------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
- ----------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
- -------------------
CUSIP No. 027428101
- -------------------

- ---------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1987 Merchant Investment Partnership   IRS ID #13-3386443
- ---------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a) [x]
                                                (b) [ ]
- ----------------------------------------------------------------
3.  SEC USE ONLY

- ----------------------------------------------------------------
4.  SOURCE OF FUNDS*

    N/A
- ----------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]

- ----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
- ----------------------------------------------------------------
 NUMBER OF      7.  SOLE VOTING POWER
   SHARES           NONE
BENEFICIALLY    ------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
    EACH            710,168 shares
 REPORTING      ------------------------------------------------
   PERSON       9.  SOLE DISPOSITIVE POWER
                    NONE
                ------------------------------------------------
                10. SHARED DISPOSITIVE POWER
                    710,168 shares
                ------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,305,795 shares
- ----------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          [ ]
- ----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15%
- ----------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
- ----------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 5, dated October 18, 1994, amends and restates a
Schedule 13D (the "Schedule 13D") previously filed by the Reporting Persons on December 21, 1990, as previously amended by Amendments No. 1, 2, 3 and 4.

Item 1.  Security and Issuer

This Statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of American Medical Holdings, Inc., a Delaware corporation (the "Issuer" or "AMI"). The Issuer's principal executive offices are located at 14001 Dallas Parkway, Suite 300, Dallas, Texas 75380.

Item 2. Identity and Background

This Statement is being filed by the undersigned on behalf of CS First Boston Corporation, a Massachusetts corporation ("CSFBC"), CS First Boston Merchant Bank, Inc., a Delaware corporation ("CSFBMB"), MB L.P. I, a Delaware limited partnership ("MBLP") and 1987 Merchant Investment Partnership, a New York limited partnership ("1987 MIP"). The foregoing entities are hereinafter referred to as the "Reporting Persons".

CSFBC is engaged in investment banking and broker/dealer activities. CSFBC is a direct, wholly owned subsidiary of CS First Boston Inc., a Delaware corporation ("CSFBI").

The principal business of MBLP is acquiring, holding, financing and selling certain merchant banking investments originally acquired by affiliates of CSFBI and to incur indebtedness. The general partners of MBLP are CS First Boston MB I, Inc., a Delaware corporation ("FB Partner") and CS Holding Capital B.V., a Netherlands corporation ("CS Partner"). FB Partner's principal business is acting as a general partner of MBLP and is a direct and indirect wholly owned subsidiary of First Boston Securities Corporation, a Delaware corporation ("FBSC"), whose principal business is acting as a dealer or principal in commercial paper and other exempt securities and derivative products such as interest rate swaps and as a holding company for various subsidiaries of CSFBI.

CSFBMB acts as the vehicle for CSFBI's merchant banking activities including all principal investments such as leveraged buyouts, venture capital, real estate, lending and workout situations. CSFBMB is a direct, wholly owned subsidiary of FBSC, which in turn is a direct, wholly owned subsidiary of CSFBI.

The principal business of 1987 MIP is investing in long term risk capital opportunities made available to it or CSFBI. The general partner of 1987 MIP is Merchant GP, Inc., a Delaware corporation ("MGP"), whose principal business is to act as a risk capital investment vehicle for CSFBI and to act as general partner of various risk capital investment limited partnerships, such as 1987 MIP. MGP is a direct, wholly owned subsidiary of Merchant Partnerships, Inc., a Delaware corporation ("MP"). MP acts as a vehicle for CSFBMB's merchant banking activities including principal investments such as leveraged buyouts, venture capital, real estate, lending and workout situations. MP is a direct, wholly owned subsidiary of CSFBMB, which in turn is a direct, wholly owned subsidiary of FBSC, which is a direct, wholly owned subsidiary of CSFBI.

The principal office and business address for each of CSFBC, CSFBI, FBSC, CSFBMB, FB Partner, 1987 MIP, MGP and MP is Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055. The principal office of MBLP is c/o ABN Trustcompany (Curacao) N.V., 18 Pietermaai, Willemstad, Curacao,
Netherlands Antilles.

CSFBI is a holding company whose subsidiaries are principally engaged in the business of investment banking, broker-dealer and asset management activities. 100% of the outstanding voting common stock of CSFBI and 73.8% of the outstanding non-voting common stock of CSFBI are owned indirectly by CS Holding, a Swiss corporation having its registered offices at Nuschelerstrasse 1, CH-8021 Zurich, Switzerland. The principal business of CS Holding is acting as a holding company for a group of companies in the financial services and energy business offering a comprehensive range of products. Through its ownership of common stock of CSFBI, CS Holding, for purposes of the federal securities laws, may be deemed to ultimately control CSFBI, CSFBC, CSFBMB, FB Partner and MGP (collectively, the "CS First Boston Entities"). CS Holding, its executive officers and directors and its direct and indirect subsidiaries, in addition to the CS First Boston Entities, may beneficially own shares of Common Stock of AMI and such shares are not reported in this Statement. CS Holding disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the CS First Boston Entities. CSFBI hereby undertakes to amend this Statement, if necessary, to include the information required by Items 3 through 6 of Schedule 13D with respect to any shares of Common Stock that may be beneficially owned by the executive officers or directors of CS Holding.

The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of CSFBI, CSFBC, CSFBMB, FB Partner, MGP and CS Holding are set forth on Schedule 1 hereto, which
Schedule is hereby incorporated herein by reference in its entirety.

None of the CS First Boston Entities and, to the knowledge of CSFBI, neither CS Holding nor any of the executive officers and directors listed on Schedule 1 hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Issuer acquired on October 26, 1989 approximately 86% of the outstanding shares of American Medical International, Inc. ("AMI") pursuant to a tender offer. On or prior to the consummation of the tender offer, Merchant Investments, Inc. ("MII"), a Delaware corporation and a direct, wholly owned subsidiary of CSFBMB, provided $50,000,000 of equity financing to the Issuer through the purchase of 7,109,090 shares of Common Stock at a purchase price of approximately $7.03 per share. On or about April 13
1990, MII sold 931,845 of its shares to the Issuer. The 5,467,077 shares beneficially owned by MBLP were acquired by it pursuant to a capital contribution of such shares to MBLP by FB Partner and MII. On or prior to that, 710,168 shares were transferred by MII to 1987 MIP. FB Partner acquired the shares it contributed to MBLP as capital contribution from MII.

On August 22, 1991, MBLP directly acquired an additional 5,128,205 shares of Common Stock in exchange for the cancellation of approximately $51.8 million principal amount of Variable Rate Senior Subordinated Notes Due 2000 of American Medical International, Inc., a wholly owned subsidiary of AMI, owned by MBLP.

Item 4. Purpose of the Transaction

The shares were acquired for investment purposes.

The response to Item 6 is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The response to Item 6 is hereby incorporated herein by reference.

FB Partner may be deemed to beneficially own 11,305,795 shares of Common Stock, which constitute approximately 15.0% of the outstanding Common Stock. FB Partner has sole voting or dispositive power with respect to no shares of Common Stock; and has shared voting and dispositive power with respect to 10,595,282 shares of Common Stock. FB Partner's shared voting and dispositive power with respect to 10,595,282 shares of Common Stock is derived by its position as a general partner of MBLP, which is the beneficial owner of 10,595,282 shares of Common Stock.

MGP may be deemed to beneficially own 11,305,795 shares of Common Stock, which constitute approximately 15.0% of the outstanding shares of Common Stock. MGP has sole voting or dispositive power with respect to no shares of Common Stock; and has shared voting and dispositive power with respect to 710,168 shares of Common Stock. MGP's shared voting and dispositive power with respect to 710,168 shares of Common Stock is derived by its position as general partner of 1987 MIP, which is the beneficial owner of 710,168 shares of Common Stock.

None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers and directors listed in Schedule I hereto, has effected any transaction in the shares of Common Stock in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

MBLP and 1987 MIP are each a party to an Amended and Restated Stockholders' Agreement dated as of July 30, 1991 (the "New Stockholders' Agreement") among AMI, MBLP, 1987 MIP, First Plaza Group Trust ("First Plaza"), the individual parties thereto (the "Management Purchasers"), Chemical Investments Inc. ("Chemical"), GKH Investments, L.P., a Delaware Limited Partnership (the "Fund") and GKH Private Limited ("GKHPL"), a Singapore corporation.

Pursuant to the New Stockholders' Agreement, MBLP and 1987 MIP or their collective Permitted Transferees (collectively, the "FBI Party") are entitled to designate up to two of AMI's directors; the Fund or its Permitted Transferees have the power to designate up to five and generally a majority of AMI's directors; and the Management Purchasers or their respective Permitted Transferees are entitled to designate at least one (but not more than two) of AMI's directors. The rights and obligations of the parties to designate and vote for directors terminate as to a party if it fails to maintain its ownership of shares of Common Stock at a specified level (the "Termination Event").

Prior to the Termination Event, the New Stockholders' Agreement contains restrictions on the ability of AMI to take certain corporate actions without the affirmative vote or consent of a director nominated by the Fund (which for purposes of the New Stockholders' Agreement means the Fund and GKHPL) and a director nominated by the FBI Party. In addition, prior to the Termination Event, the New Stockholders' Agreement provides that any merger, consolidation, sale of 20% or more of the assets of AMI, acquisition of any entity with a purchase price in excess of 20% of AMI's then net worth, or a recapitalization of AMI involving a distribution to stockholders of 30% or more of then net worth of AMI, will be subject to a vote of 66.6% of the shares of voting stock held by the Fund, the FBI Party, First Plaza and Chemical (including each such party's respective Permitted Transferees).

The New Stockholders' Agreement contains certain restrictions on the ability of the Fund and the FBI Party to sell Common Stock while certain debt securities of AMI owned by First Plaza remain outstanding. In addition, the New Stockholders' Agreement provides the FBI Party, First Plaza, Chemical and the Management Purchasers with certain "tag-along" rights (subject to certain exceptions) in the event the Fund proposes to sell any of its Common Stock to a third party which would result in the Fund owning less than 21,500,000 shares of Common Stock, such that the FBI Party, First Plaza, Chemical and the Management Purchasers would be entitled to participate as selling parties on a pro rata basis. The New Stockholders' Agreement also provides the Fund with certain "drag-along" rights if the Fund proposes to dispose of all of its shares of Common Stock to a non-affiliated third party, such that if the Fund enters into an agreement to sell all of its Common Stock, the Fund may require the FBI Party, First Plaza, Chemical and the Management Purchasers to either sell their Common Stock to such non-affiliated third party or vote in favor of a transaction which would effect the disposition of the same. In addition, the New Stockholders' Agreement provides that, subject to certain exceptions, if any party to the New Stockholders' Agreement (other than the Fund) wishes to sell or otherwise dispose of any of its shares of Common Stock (the "Transfer Shares") to a person other than a party to the New Stockholders' Agreement or a Permitted Transferee of such party, in one transaction or from time to time in different transactions, the Fund and AMI or any of its subsidiaries shall have a right of first refusal with respect to the Transfer Shares at a price specified by the selling party or parties
(the "Seller"), exercisable for a period of fifteen days following written notice from the Seller of the terms of such proposed sale of Transfer Shares. The rights referred to in this paragraph terminate on the earlier to occur of October 26, 1999, and the sale of 65% of the Shares pursuant to "Public Sales" as defined inthe New Stockholders' Agreement.

On October 10, 1994, National Medical Enterprises, Inc. ("NME"), AMH Acquisition Co. ("Sub") and AMI signed an Agreement and Plan of Merger (the "Merger Agreement"), whereby Sub will be merged with and into AMI (the "Merger"), and AMI will be the surviving corporation. Pursuant to the terms of the Merger Agreement, which was approved by the board of directors of both companies, each share of Common Stock of AMI will be converted into the right to receive (i) 0.42 shares of Common Stock, par value $.075 per share of NME and (ii) $19.00 cash if the closing occurs before April 1, 1995 and $19.25 thereafter, and AMI will declare a special $.10 dividend on each share of Common Stock.

In connection with the execution of the Merger Agreement, NME, MBLP, 1987 MIP and CSFBC (collectively, the "Stockholders") entered into the Stockholder Voting and Profit Sharing Agreement, dated as of October 10, 1994 (the "Agreement"), relating to the shares of Common Stock, at that time or thereafter beneficially owned by the Stockholders (the "Stockholder Shares"). As of the date of the Merger Agreement, MBLP has shared voting and dispositive power over 10,595,282 shares of Common Stock and sole voting or dispositive power with respect to no shares of Common Stock; 1987 MIP has shared voting and dispositive power over 710,168 shares of Common Stock and sole voting or dispositive power over no shares of Common Stock; and CSFBC has sole voting and dispositive power over no shares of Common Stock and shared voting or dispositive power with respect to 345 shares of Common Stock. The following summary description of the Agreement is hereby qualified in its entirety by reference to the Agreement which is filed as an exhibit hereto.

Pursuant to the terms of the Agreement, the Stockholders have agreed to vote the Stockholder Shares in favor of the Merger, against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of AMI under the Merger Agreement and against any action or agreement that would impede interfere with, delay, postpone or attempt to discourage the Merger (the "Voting Matters") and have granted NME an irrevocable proxy to vote the Stockholder Shares on the Voting Matters. In connection with this granting of the proxy, the right of The Clipper Group, L.P. ("Clipper") to vote the Stockholder Shares was, with the consent of Clipper, terminated. Under the Agreement, the Stockholders may not transfer, assign or pledge their respective Stockholder Shares without the prior written consent of NME. The Stockholders are also prohibited by the Agreement from until the earlier of June 30, 1995 or the termination of the Merger Agreement from taking any action to encourage any other "Acquisition Proposal"
(as defined in the Merger Agreement) and from negotiating with, and affording access to non-public information to, a person that is considering making or has made an Acquisition Proposal. The Agreement further provides that if a dividend or distribution is paid on the Stockholder Shares during the term of the Agreement (other than pursuant to the Merger Agreement), NME and the Stockholders will enter into an escrow arrangement pursuant to which any payment of any such dividend will be held in escrow and paid to NME upon the occurrence of an Alternate Transaction (as defined below).
The Stockholders have also agreed that if prior to June 30, 1995 a person other than NME or its affiliates (an "Acquiring Person") acquires (i) beneficial ownership of any or all of the Stockholder Shares or (ii) consummates a merger, consolidation or other business combination with or purchases all or substantially all of the assets of AMI (a transaction specified in clause (i) or (ii), an "Alternate Transaction"), the Stockholders will be required to pay NME an amount equal to the product of (x) the excess of the price per share paid by the Acquiring Person, including the fair market value of any property, over $25.88 or, if the Alternate Transaction is consummated after March 31, 1995, $26.13 times
(y) the number of Stockholder Shares sold or transferred to the Acquiring Person. In any such event, AMI has agreed to reimburse the Stockholders and certain other stockholders up to $75,000,000 of any such payments made to NME. The Agreement will terminate on the earlier of (i) June 30, 1995 (or if earlier the date AMI terminates the Merger Agreement pursuant to Section 9.3(b), (c) or (d) thereof), (ii) the effective time of the merger and (ii) immediately following the making of an Alternate Transaction Payment; provided, however, that in the case of termination pursuant to clause (i) the Agreement continues if an agreement with respect to an Alternate Transaction is entered into prior to such termination.

On October 10, 1994, AMI engaged CSFBC to act as its financial advisor and in connection therewith CSFBC will receive certain fees if the Merger is consummated.

Item 7.  Material to be Filed as Exhibits

Exhibit                    Description

  2           Merger Agreement

  2.1         Stockholder Voting and Profit Sharing
              Agreement

  2.2         Amended and Restated Stockholders'
              Agreement, previously filed with
              Amendment No. 2 to the 13D Schedule

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October  18, 1994

                                         CS FIRST BOSTON, INC.


                                         By /s/ Agnes Reicke
                                            Name:  Agnes Reicke
                                            Title: Director and Secretary

                                 SCHEDULE I

              CERTAIN INFORMATION CONCERNING THE DIRECTORS AND
                EXECUTIVE OFFICERS OF CS FIRST BOSTON, INC.
                        CS FIRST BOSTON CORPORATION;
                    CS FIRST BOSTON MERCHANT BANK, INC.;
                        CS FIRST BOSTON MB I, INC.;
                             MERCHANT GP, INC.
                                 CS HOLDING


         Except where indicated, each of the persons named below is a citizen of the United States of America. Unless otherwise indicated, for each person whose principal employment is with CSFBI, CSFBC, CSFBMB, FB Partner or MGP, the principal business and address of such person's employer is described under Item 2 above. None of the persons named in Parts A through E is a record owner of any shares of Common Stock.

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

A.   CS First Boston, Inc.

Directors
Rainer E. Gut                          Chairman of the Board
Chairman                               Credit Suisse
(Citizen of Switzerland)               Paradeplatz 8
                                       CH - 8021 Zurich, Switzerland
                                       (Swiss Bank)

John M. Hennessy                       CEO and Chairman of the
                                       Executive Board of CSFBI

Suliman S. Olayan                      Chairman and CEO
(Citizen of Saudia Arabia)             The Olayan Group
                                       505 Park Avenue
                                       New York, NY  10022
                                       (Holding Company)

Robert G. Schwartz                     Director
                                       Metropolitan Life Insurance Company
                                       200 Park Avenue, Suite 5700
                                       New York, NY  10166

George L. Shinn                        Retired
                                       c/o CSFBC
                                       Tower 49, 31st Floor
                                       New York, NY  10017

Josef Ackermann                        President
(Citizen of Switzerland)               Credit Suisse
                                       Paradeplatz 8
                                       CH - 8070 Zurich, Switzerland
                                       (Swiss Bank)

Hugo von der Crone                     Retired
(Citizen of Switzerland)               c/o Credit Suisse
                                       Werdmuhleplatz
                                       Uraniastrasse 4
                                       CH-8001 Zurich, Switzerland

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer


Robert L. Genillard                    Chairman of the Board
(Citizen of Switzerland)               Clariden Bank
                                       One Quai du Mont-Blanc
                                       1211 Geneva, Switzerland

Peter Kupfer                           President of the Executive Board
(Citizen of Switzerland)               Bank Leu, Ltd.
                                       Bahnhofstrasse 32
                                       CH - 8022 Zurich, Switzerland

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

Executive Board

John M. Hennessy                       CEO and Chairman of the
(Chairman)                             Executive Board of CSFBI

Allen D. Wheat                         President, Chief Operating Officer and
                                       Chairman of the Operating Committee of
                                       CSFBI and President and CEO of CSFBC

James G. Gantsoudes                    Managing Director of CSFBI and CSFBC

Robert E. Diamond, Jr.                 Vice Chairman of CSFBI and CSFBC

David C. Mulford                       Vice Chairman of CSFBI and CSFBC

Ruedi Stalder                          Chief Financial Officer of CSFBI
(Citizen of Switzerland)

Operating Committee

Allen D. Wheat                         President, Chief Operating Officer and
(Chairman)                             Chairman of the Operating Committee of
                                       CSFBI and President and CEO of CSFBC

Robert M. Baylis                       Vice Chairman of CSFBC

Robert E. Diamond, Jr.                 Vice Chairman of CSFBI and CSFBC

Brady Dougan                           Co-head of Credit Suisse Financial
                                       Products and Managing Director of
                                       CSFBC
                                       1 Cabot Square
                                       London, England
                                       E14, 4QJ

John S. Harrison                       Managing Director of CSFBC

James G. Gantsoudes                    Managing Director of CSFBI and
                                       CSFBC

Christopher Goekjian                   Co-head of Credit Suisse Financial
                                       Products
                                       1 Cabot Square
                                       London, England
                                       E14, 4QJ

Charles J. Murphy                      Managing Director of CSFBC

Robert M. Raziano                      Managing Director and Chief
                                       Administrative Officer of CSFBI and
                                       Chief Financial and Administrative
                                       Officer of CSFBC

Charles G. Ward III                    Managing Director of CSFBC

Executive Officers

John M. Hennessy                       CEO and Chairman of the
(CEO)                                  Executive Board of CSFBI

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer


Allen D. Wheat                         President, Chief Operating Officer
(President and Chief                   and Chairman of the Operating
Operating Officer)                     Committee of CSFBI and President and
                                       CEO of CSFBC

David C. Mulford                       Vice Chairman of CSFBI and CSFBC
(Vice Chairman, Investment Banking)

Robert E. Diamond, Jr.                 Vice Chairman of CSFBI and CSFBC
(Vice Chairman, Fixed
Income and Foreign Exchange)

James G. Gantsoudes                    Managing Director of CSFBI and CSFBC
(Managing Director, Equities)

Ruedi Stalder                          Chief Financial Officer of CSFBI
(Chief Financial Officer)
(Citizen of Switzerland)

Anthony J. Cetta                       Managing Director and Tax Director
(Managing Director and                 Auditor of CSFBI
Director of Taxes)

Thomas J. Carroll                      Managing Director and International
(Managing Director and                 Auditor of CSFBI
International Auditor)

William P. Bowden, Jr.                 General Counsel of CSFBI and CSFBC
(General Counsel)

Robin A. Shelby                        Deputy General Counsel of CSFBI and
(Deputy General Counsel)               CSFBC

John F. Cowell, III                    Communications Officer of CSFBI
(Communications Officer)

Robert M. Raziano                      Managing Director and Chief
(Managing Director and                 Administrative Officer of CSFBI and
Chief Administrative Officer)          Chief Financial and Administrative
                                       Officer of CSFBC

Carlos Onis                            Managing Director and Controller of
(Managing Director and Controller)     CSFBI and CSFBC

Benjamin H. Cohen                      Managing Director and Treasurer of
(Managing Director and                 CSFBI and CSFBC
Treasurer)

Lewis H. Wirshba                       Assistant Treasurer of CSFBI
(Director and Assistant Treasurer)

Agnes F. Reicke                        Secretary of CSFBI and CSFBC
(Secretary)
(Citizen of Switzerland)

Lori M. Russo                          Assistant Secretary of CSFBI and
(Assistant Secretary)                  CSFBC

B.   CS First Boston Corporation

Directors

Ruedi Stalder                          Chief Financial Officer of CSFBI

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

John M. Hennessy                       CEO and Chairman of the Executive
(Chairman)                             Board of CSFBI

Allen D. Wheat                         President, Chief Operating Officer and
(President and Chief                   Chairman of the Operating Committee
Executive Officer)                     of CSFBI

Officers

Allen D. Wheat                         President, Chief Operating Officer and
(President and Chief                   Chairman of the Operating Committee
Executive Officer)                     of CSFBI

John M. Hennessy                       CEO and Chairman of the Executive
(Chairman)                             Board of CSFBI

David C. Mulford                       Vice Chairman of CSFBI
(Vice Chairman, Investment Banking)

Robert E. Diamond, Jr.                 Vice Chairman of CSFBI
(Vice Chairman)

Robert M. Baylis                       Vice Chairman of CSFBC
(Vice Chairman)

Robert M. Raziano                      Managing Director and Chief
(Chief Administrative Officer          Administrative Officer of CSFBI
and Chief Financial Officer)

Frank J. DeCongelio                    Managing Director of CSFBC
(Director of Operations)

William P. Bowden, Jr.                 General Counsel of CSFBI
(General Counsel)

Agnes F. Reicke                        Secretary of CSFBI and CSFBC
(Secretary)
(Citizen of Switzerland)

Benjamin H. Cohen                      Managing Director and Treasurer of
(Treasurer)                            CSFBI and CSFBC

Carlos Onis                            Managing Director and Controller of
(Controller)                           CSFBI and CSFBC

Thomas A. DeGennaro                    Director of Taxes of CSFBC
(Director of Taxes)

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

C.  CS First Boston Merchant Bank, Inc.

Directors

John M. Hennessy                       CEO and Chairman of the Executive
(Chairman)                             Board of CSFBI; President and
                                       Chairman of FB Partner and MGP

Ruedi Stalder                          Chief Financial Officer of CSFBI; Vice
(Citizen of Switzerland)               President of FB Partner and MGP

David A. DeNunzio                      Vice President of FB Partner and MGP

Brian D. Finn                          Vice President of FB Partner and MGP

Joseph Huber                           Vice President of FB Partner and MGP

Mark Patterson                         Vice President of FB Partner and MGP

Agnes F. Reicke                        Secretary of CSFBI, CSFBC, FB Partner
(Secretary)                            and MGP
(Citizen of Switzerland)

Executive Officers

John M. Hennessy                       CEO and Chairman of the Executive
(President and Chairman)               Board of CSFBI; President and
                                       Chairman of FB Partner and MGP

Ruedi Stalder                          Chief Financial Officer of CSFBI; Vice
(Vice President)                       President of FB Partner and MGP
(Citizen of Switzerland)

David A. DeNunzio                      Vice President of FB Partner and MGP
(Vice President)                       and Managing Director of CSFBC

Brian D. Finn                          Vice President of FB Partner and MGP
(Vice President)                       and Managing Director of CSFBC

Joseph Huber                           Vice President of FB Partner and MGP
(Vice President)                       and Vice Chairman of CS First Boston
                                       Investment Management Corporation

Mark Patterson                         Vice President of FB Partner and MGP
(Vice President)                       and Managing Director of CSFBC

Agnes F. Reicke                        Secretary of CSFBI, CSFBC, FB Partner
(Secretary)                            and MGP
(Citizen of Switzerland)

Linda H. Hanauer                       Vice President and Treasurer of FB
(Vice President and Treasurer)         Partner and MGP

Carlos Onis                            Managing Director and Controller of
(Vice President and Controller)        CSFBI and CSFBC; Vice President and
                                       Controller of FB Partner and MGP

Daniel V. Cahillane                    Vice President and Assistant Controller
(Vice President and Assistant          of FB Partner and MGP
Controller)

Sandra Mezzasalma                      Vice President and Assistant Controller
(Vice President and Assistant          of FB Partner and MGP
Controller)

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

Paul Pensa                             Vice President and Assistant Controller
(Vice President and Assistant          of FB Partner and MGP
Controller)

Kenneth J. Lohson                      Vice President and Director of Taxes of
(Vice President and Director of        FB Partner and MGP
Taxes)

D.  CS First Boston MB I, Inc.

Directors

John M. Hennessy                       CEO and Chairman of the Executive
(Chairman)                             Board of CSFBI; President and
                                       Chairman of CSFBMB and MGP

Ruedi Stalder                          Chief Financial Officer of CSFBI; Vice
(Citizen of Switzerland)               President of CSFBMB and MGP

David A. DeNunzio                      Vice President of CSFBMB and MGP

Brian D. Finn                          Vice President of CSFBMB and MGP

Joseph Huber                           Vice President of CSFBMB and MGP

Mark Patterson                         Vice President of CSFBMB and MGP

Agnes F. Reicke                        Secretary of CSFBI and FBI
(Secretary)
(Citizen of Switzerland)

Executive Officers

John M. Hennessy                       CEO and Chairman of the Executive
(President and Chairman)               Board of CSFBI; President and
                                       Chairman of CSFBMB and MGP

Ruedi Stalder                          Chief Financial Officer of CSFBI; Vice
(Vice President)                       President of CSFBMB and MGP
(Citizen of Switzerland)

David A. DeNunzio                      Vice President of CSFBMB and MGP
(Vice President)

Brian D. Finn                          Vice President of CSFBMB and MGP
(Vice President)

Leland H. Goss                         Head of European Legal & Compliance
(Vice President)                       of CS First Boston Limited

Joseph Huber                           Vice President of CSFBMB and MGP
(Vice President)

Mark Patterson                         Vice President of CSFBMB and MGP
(Vice President)

Michael Prewer                         European Treasurer of CS First Boston
(Vice President)                       Limited
(Citizen of United Kingdom)

Agnes F. Reicke                        Secretary of CSFBI, CSFBC, CSFBMB
(Secretary)                            and MGP
(Citizen of Switzerland)

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

Linda H. Hanauer                       Vice President and Treasurer of
(Vice President and Treasurer)         CSFBMB and MGP

Carlos Onis                            Managing Director and Controller of
(Vice President and Controller)        CSFBI and CSFBC; Vice President and
                                       Controller of CSFBMB and MGP

Daniel V. Cahillane                    Vice President and Assistant Controller
(Vice President and Assistant          of CSFBMB and MGP
Controller)

Sandra Mezzasalma                      Vice President and Assistant Controller
(Vice President and Assistant          of CSFBMB and MGP
Controller)

Paul Pensa                             Vice President and Assistant Controller
(Vice President and Assistant          of CSFBMB and MGP
Controller)

Kenneth J. Lohsen                      Vice President and Director of Taxes of
(Vice President and Director of        CSFBMB and MGP
Taxes)

E.  Merchant GP, Inc.

Directors

John M. Hennessy                       CEO and Chairman of the Executive
(President and Chairman)               Board of CSFBI; President and
                                       Chairman of CSFBMB and FB Partner

Ruedi Stalder                          Chief Financial Officer of CSFBI; Vice
(Vice President)                       President of CSFBMB and FB Partner
(Citizen of Switzerland)

David A. DeNunzio                      Vice President of CSFBMB and
                                       FB Partner

Brian D. Finn                          Vice President of CSFBMB and
                                       FB Partner

Joseph Huber                           Vice President of CSFBMB and
                                       FB Partner

Mark Patterson                         Vice President of CSFBMB and
                                       FB Partner

Agnes F. Reicke                        Secretary of CSFBI, CSFBC, CSFBMB and
(Secretary)                            FB Partner
(Citizen of Switzerland)

Executive Officer

John M. Hennessy                       CEO and Chairman of the Executive
(President and Chairman)               Board of CSFBI; President and
                                       Chairman of CSFBMB and FB Partner

Ruedi Stalder                          Chief Financial Officer of CSFBI; Vice
(Vice President)                       President of CSFBMB and FB Partner
(Citizen of Switzerland)

David A. DeNunzio                      Vice President of CSFBMB and FB
(Vice President)                       Partner

Brian D. Finn                          Vice President of CSFBMB and FB
(Vice President)                       Partner

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

Joseph Huber                           Vice President of CSFBMB and FB
(Vice President)                       Partner

Mark Patterson                         Vice President of CSFBMB and FB
(Vice President)                       Partner

Agnes F. Reicke                        Secretary of CSFBI, CSFBC, CSFBMB
(Secretary)                            and FB Partner
(Citizen of Switzerland)

Linda H. Hanauer                       Vice President and Treasurer of
(Vice President and Treasurer)         CSFBMB and FB Partner

Carlos Onis                            Manager Director and Controller of
(Vice President and Controller)        CSFBI and CSFBC; Vice President and
                                       Controller of CSFBMB and FB Partner

Daniel V. Cahillane                    Vice President and Assistant Controller
(Vice President and Assistant          of CSFBMB and FB Partner
Controller)

Sandra Mezzasalma                      Vice President and Assistant Controller
(Vice President and Assistant          of CSFBMB and FB Partner
Controller)

Paul Pensa                             Vice President and Assistant Controller
(Vice President and Assistant          of CSFBMB and FB Partner
Controller)

Kenneth J. Lohsen                      Vice President and Director of Taxes of
(Vice President and Director of        CSFBMB and FB Partner
Taxes)

F.  CS Holding

Directors

Rainer E. Gut                          Chairman of the Board
Chairman                               Credit Suisse
(Citizen of Switzerland)               Paradeplatz 8
                                       CH - 8021 Zurich, Switzerland
                                       (Swiss Bank)

Helmut O. Maucher                      Chairman of the Board and CEO
(Citizen of German)                    Nestle Ltd.
                                       1800 Vevey, Switzerland

Ulrich Albers                          Associate
(Citizen of Switzerland)               Schoeller & Co.
                                       CH - 8022 Zurich, Switzerland
                                       (Textile products)

Dr. Thomas W. Bechtler                 President and CEO
(Citizen of Switzerland)               HESTA AG
                                       P.O. Box 1510
                                       8700 Kusnacht
                                       Switzerland

Henry C.M. Bodmer                      Chairman
(Citizen of Switzerland)               Abegg Holding Ltd.
                                       Bahnhofstrasse 30
                                       CH - 8001 Zurich, Switzerland
                                       (Holding Company)

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

Ulrich Bremi                           Chairman
(Citizen of Switzerland)               Swiss Reinsurance Company
                                       Mythenqual 50/60
                                       CH - 8022 Zurich, Switzerland

Kasper V. Cassani                      Member of Advisory Council
(Citizen of Switzerland)               IBM Corp.
                                       IBM Schweiz
                                       CH - 8022 Zurich, Switzerland

Jean-Daniel Cornaz                     Vice Chairman and CEO
(Citizen of Switzerland)               Vetropack Ltd.
                                       8180 Bulach, Switzerland
                                       (Glass, packaging industry)

Giafranco Cotti                        Chairman of the Board
(Citizen of Switzerland)               Swiss Volksbank
                                       Weltpostsrasse 5
                                       CH - 3015 Berne, Switzerland

Prof. Dr. h.c. Arthur Dunkel           Boulevard du Theatre 6-4
(Citizen of Switzerland)               1204 Geneva
                                       Switzerland

Robert L. Genillard                    Chairman of the Board
(Citizen of Switzerland)               Clariden Bank
                                       One Quai du Mont-Blanc
                                       1211 Geneva, Switzerland

Dr. Adolf Gugler                       Chairman of the Board of Directors
(Citizen of Switzerland)               Elektrowatt AG
                                       P.O. Box 8022
                                       Zurich
                                       Switzerland

Heine Lippuner                         President
(Citizen of Switzerland)               Ciba-Geigy Ltd.
                                       4002 Basle, Switzerland

Otto Leopfe                            President
(Citizen of Switzerland)               Swissair
                                       8058 Zurich-Airport, Switzerland

Erich Muller                           Member of the Executive Board
(Citizen of Switzerland)               Sulzer Brothers Ltd.
                                       8401 Winterthur, Switzerland
                                       (Machinery)

David de Pury                          Co-Chairman
(Citizen of Switzerland)               ABB Asea Brown Boveri
                                       P.O. Box 8131
                                       CH - 8050 Zurich, Switzerland
                                       (Holding Company)

Thomas Schmidheiny                     Chairman and CEO
(Citizen of Switzerland)               Holderbank Financiere Glaris Ltd.
                                       Zurcherstrasse 170
                                       8645 Jona, Switzerland

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

Ernst Schneider                        Chairman of the Board
(Citizen of Switzerland)               Leu Holding Ltd.
                                       Bank Leu, Ltd.
                                       Baarerstrasse 8
                                       CH - 6304 Zug, Switzerland

Vreni Spoerry                          National Councillor
(Citizen of Switzerland)               Claridenstrasse 3
                                       8810 Horgen, Switzerland

Theodor M. Tschopp                     President
(Citizen of Switzerland)               Alusuisse-Lonza Holding Ltd.
                                       Feldeggstrasse 4
                                       CH - 8034 Zurich, Switzerland

Lodewijk C. van Wachem                 Chairman
(Citizen of The Netherlands)           Royal Dutch Petroleum Company
                                       30, Carel van Bylandtlaan
                                       2596 HR Den Haag
                                       The Netherlands

Executive Officers

Rainer E. Gut                          Chairman of the Board
(President and Chairman                Credit Suisse
 of the Board)                         Paradeplatz 8
(Citizen of Switzerland)               CH - 8021 Zurich, Switzerland
                                       (Swiss Bank)

Josef Ackermann                        President
(Member of the Executive               Credit Suisse
Board)                                 Paradeplatz 8
(Citizen of Switzerland)               CH - 8070 Zurich, Switzerland
                                       (Swiss Bank)

Oskar K. Ronner                        President
(Member of the Executive               Electrowatt Ltd.
Board)                                 Bellerivestrasse 36
(Citizen of Switzerland)               CH - 8022 Zurich, Switzerland

Allen D. Wheat                         President, Chief Operating Officer and
(Member of the Executive Board)        Chairman of the Operating Committee
                                       of CSFBI and President and CEO of
                                       CSFBC

Peter Kuepfer                          President
(Member of the Executive Board)        Bank Leu, Ltd.
(Citizen of Switzerland)               Bahnhofstrasse 32
                                       CH - 8022 Zurich, Switzerland

Ruedi Stalder                          Chief Financial Officer of CSFBI
(Member of the Executive Board)
(Citizen of Switzerland)

Kurt Widmer                            President
(Member of the Executive Board)        Swiss Volksbank
(Citizen of Switzerland)               Bahnhofstrasse 53
                                       CH - 8021 Zurich, Switzerland

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

Phillip M. Colebatch                   Chief Financial and
(Chief Financial and Chief             Chief Administrative Officer
Administrative Officer)                CS Holding
(Citizen of Australia)                 Nuschelerstrasse 1
                                       CH - 8021 Zurich, Switzerland